

JAECKLE FLEISCHMANN & MUGEL, LLP
ATTORNEYS AT LAW

FLEET BANK BUILDING   TWELVE FOUNTAIN PLAZA   BUFFALO, NEW YORK   14202-2292
TEL (716) 856-0600   FAX (716) 856-0432

Exhibit 5

May 29, 2003

Parkway Properties, Inc.
One Jackson Place Suite 1000
188 East Capitol Street
Jackson, Mississippi 39201

  Re: Issuance and Sale of 2,400,000 shares of 8.00% Series D Cumulative Redeemable
      Preferred Stock (the "Securities") pursuant to an Underwriting Agreement among
      Parkway Properties, Inc. (the "Company"), Parkway Properties, LP, Wachovia
      Securities, Inc. and A.G. Edwards & Sons. Inc.

Ladies and Gentlemen:

  As your counsel we have examined the Underwriting Agreement, the Company's
Registration Statement on Form S-3 (File No. 333-48161), including pre-effective amendment
no. 1 thereto (the "Registration Statement") and the Company's Prospectus Supplement dated
May 28, 2003 with respect to the Securities and we are familiar with the documents referred to
therein and incorporated therein by reference. We have also examined the Company's Articles of
Incorporation, as amended, and Bylaws, as amended, such records of proceedings of the
Company as we deemed material, and such other proceedings of the Company as we deemed
necessary for the purpose of this opinion.

  We have examined the proceedings heretofore taken and we are informed as to the
procedures proposed to be followed by the Company in connection with the authorization,
issuance and sale of the Securities. In our opinion the Securities to be issued by the Company
will be, when issued and paid for pursuant to the Underwriting Agreement, the Registration
Statement and the Prospectus Supplement, duly authorized for issuance by all necessary
corporate action and, upon the issuance thereof in accordance with their terms, the Securities will
be legally issued, fully paid and non-assessable.

  We consent to the filing of this opinion as an exhibit to the Company's Current Report on
Form 8-K and to all references to our firm in the Prospectus Supplement.

        Very truly yours,

        /s/ JAECKLE FLEISCHMANN & MUGEL, LLP